                                        Filed by Fisher Scientific International
               pursuant to Rule 425 under the Securities Act of 1933, as amended

                                       Subject Company: PSS World Medical Inc.




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                  [FISHER SCIENTIFIC INTERNATIONAL INC. LOGO]

                        THE WORLD LEADER SERVING SCIENCE


                     ACQUISITION OF PSS WORLD MEDICAL, INC.
                                   JUNE, 2000


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


ADDITIONAL INFORMATION IN SEC FILINGS

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We urge investors and security holders to read the following documents when they become available regarding the transaction described in this press release, because they will contain important information:

* Fisher Scientific's joint proxy statement/prospectus, including any preliminary and final proxy statement, registration statement on Form S-4, any preliminary or final prospectus included in such registration statement, and any proxy statement supplement and exchange offer material; and

* PSS World Medical's preliminary proxy statement, final proxy statement and any proxy statement supplement.

These documents and amendments to these documents have been or will be filed with the SEC. When these and other documents are filed with the SEC, they may be obtained for free at the SEC's Web site at www.sec.gov. You may also obtain for free each of these documents, when available, from Fisher Scientific or PSS World Medical by directing your request to:

     Fisher Scientific International, Inc.           PSS World Medical, Inc.
     One Liberty Lane                                4345 Southpoint Blvd.
     Hampton, New Hampshire 03842                    Jacksonville, FL 32216
     Tel:  (603) 929-2346                            Tel:  (904) 332-3334
     Attn: Robert J. Gagalis                         Attn:  David Smith


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[FISHER SCIENTIFIC                      2
INTERNATIONAL INC. LOGO]

FORWARDING LOOKING STATEMENTS
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     Certain statements contained herein or made today constitute
     "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current expectations, forecasts and assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Fisher Scientific or PSS World Medical, or industry results, to be materially different from those contemplated or projected, forecast, estimated or budgeted in or expressed or implied by such forward looking statements. Such forward-looking statements include, among others, future product, service, market and technology development, future benefits of the merger, estimated date to complete the merger, and the expected impact of the merger on future earnings. Such risks and uncertainties include, among others, difficulties in the integration of operations, technologies and products of Fisher Scientific or PSS World Medical; general economic and business conditions; industry trends; overseas expansion; loss of major customers or suppliers, including as a result of this transaction; timing of orders received from customers; cost and availability and quality of management; availability, timing and terms of future acquisitions; and availability, terms and deployment of capital. Neither Fisher Scientific or PSS World Medical undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of theses risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur.

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[FISHER SCIENTIFIC                      3
INTERNATIONAL INC. LOGO]

AGENDA

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        * Transaction / Strategy

        * Markets / Business

        * E-Commerce

        * Financials

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[FISHER SCIENTIFIC                      4
INTERNATIONAL INC. LOGO]

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                             TRANSACTION / STRATEGY


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[FISHER SCIENTIFIC                      5
INTERNATIONAL INC. LOGO]

FINANCIAL HIGHLIGHTS  --  2001 ESTIMATED
================================================================================
($ in Millions)
                           Fisher            PSS             Combined
                           ------            ---             --------

Sales                      $2,806           $2,025            $4,831

EBITDA                     $  242           $  100            $  352

EBITDA Margin                 8.2%             4.9%              7.3%

Leverage (Debt/EBITDA)        4.6x             2.1x              3.5x

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[FISHER SCIENTIFIC                      6
INTERNATIONAL INC. LOGO]

TRANSACTION SUMMARY (BASED ON JUNE 21, 2000)
================================================================================

     *    Fixed Exchange Ratio -- 0.3121 of a Fisher Share for Each PSS Share
          --   $11.86 Per Share Based On Fisher Price of $38
          --   20% Premium

     *    Proforma Ownership (fully-diluted)
          --   Public                35%
          --   Fisher Investor Group 47%(1)
          --   Management            18%


(1) Thomas H. Lee Co. 30%; DLJ Merchant Banking Partners 9%; Chase Capital Partners 6%; Merrill Lynch 2%

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[FISHER SCIENTIFIC                      7
INTERNATIONAL INC. LOGO]

(BASED ON JUNE 21,2000)
================================================================================

     *    $840 MM Equity Purchase Price

     *    Accretive Year 1

     *    Fisher Cash EPS -- $1.11 in 2000 to $1.75 in 2001

     *    Expected Closing: Fourth Quarter

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[FISHER SCIENTIFIC                      8
INTERNATIONAL INC. LOGO]

BUSINESS STRATEGY - 1991/2000
================================================================================

     *    Diversify into Related Markets
          -    PSS World Medical

     *    Expand Technology Leadership
          -    Alchematrix

     *    Develop International Capabilities
          -    Markets, Technology, Sourcing


      --------------------------------------------------------------------
         Strategy Yielded 39% Compound Annual Return to Shareholders vs
                    17% Return on S&P 500*
      --------------------------------------------------------------------

*As of June 21, 2000

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[FISHER SCIENTIFIC                      9
INTERNATIONAL INC. LOGO]

FISHER STOCK PERFORMANCE
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--------------------------------------------------------------------------------
                                        Weekly
                           #1 Rel To    Prc Appr    Total Ret    Annual Eq
                          -----------------------------------------------------
1 -- FISHER SCIENTIFIC                   509.37%     509.37%*     43.68%
2 -- S&P 5000               128.74%      166.41%     166.41%*     21.71%
--------------------------------------------------------------------------------
                                                * = No dividends or coupons


                                  [LINE CHART]


* Source Bloomberg
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[FISHER SCIENTIFIC                      10
INTERNATIONAL INC. LOGO]

TRANSACTION RATIONALE
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     *    Related Markets -- Healthcare and Scientific Research
          -    Comparable Products
          -    Common Logistics and Technology

     *    Broad Healthcare Participation

     *    Enhanced Growth

     *    Operational Synergies

     *    Leverage Global Position and E-Commerce Leadership

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[FISHER SCIENTIFIC                      11
INTERNATIONAL INC. LOGO]

GROWTH OPPORTUNITIES
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     *    Larger Market Presence
          -    Vendors / Products
          -    Customers

     *    Private Label

     *    Globalization

     *    E-Commerce

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[FISHER SCIENTIFIC                      12
INTERNATIONAL INC. LOGO]

EFFICIENCIES / COST SAVINGS
$30 MILLION OVER 3 YEARS
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     *    Logistics

     *    Back Office

     *    Sourcing
          -    Global
          -    Vendor Deals
          -    Manufacturing

     *    Working Capital

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[FISHER SCIENTIFIC                      13
INTERNATIONAL INC. LOGO]

================================================================================



                                MARKETS/BUSINESS

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[FISHER SCIENTIFIC                      14
INTERNATIONAL INC. LOGO]

TARGET MARKETS
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                                  [BAR CHART]



Sources:  Analyst and Industry Reports, Company Estimates

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[FISHER SCIENTIFIC                      15
INTERNATIONAL INC. LOGO]

HEALTHCARE MARKETS
MEDICAL SUPPLIES AND EQUIPMENT
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                               $40 BILLION MARKET


                                  [PIE CHART]





Sources:  Analyst Reports and Company Estimates

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[FISHER SCIENTIFIC                      16
INTERNATIONAL INC. LOGO]

HEALTHCARE MARKET - $40 BILLION
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     *    Aging Population

     *    Proliferation of Patient Testing

     *    Shift to Outpatient Services

     *    Long Term Care Reimbursement Relief

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[FISHER SCIENTIFIC                      17
INTERNATIONAL INC. LOGO]

AGING POPULATION BASE
POPULATION OVER 65 IN MILLIONS
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                                  [BAR CHART]





Source: U.S. Census Bureau
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[FISHER SCIENTIFIC                      18
INTERNATIONAL INC. LOGO]

MARKET PARTICIPATION (CALENDAR YEAR 1999)

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                                  [PIE CHART]



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[FISHER SCIENTIFIC                      19
INTERNATIONAL INC. LOGO]

RESEARCH MARKET - $20 BILLION
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     *    Research & Development Spending

     *    Biotech / Human Genome

     *    Increased Process and Industrial Testing



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[FISHER SCIENTIFIC                      20
INTERNATIONAL INC. LOGO]

RISING R&D SPENDING
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                                        TOTAL R&D SPENDING EXCLUDING
        PHARMA R&D SPENDING                  DEFENSE & ELECTRONICS


           ------------                         -------------
             12% CAGR                             7% CAGR
           ------------                         -------------

            [BAR CHART]                          [BAR CHART]



Source: Deutsche Bank Analyst Report    Source: Industry Reports

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[FISHER SCIENTIFIC                      21
INTERNATIONAL INC. LOGO]

COMPANY STRENGTHS
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     *    Global Brands

     *    Broad Customer Base

     *    E-Commerce Leadership

     *    Unmatched Product Offering

     *    Worldwide Logistics and Technology

     *    Global Sourcing and Self-Manufacturing

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[FISHER SCIENTIFIC                      22
INTERNATIONAL INC. LOGO]

LEADING GLOBAL BRAND NAMES
4,300 Sales and Customer Service Reps
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[FISHER SCIENTIFIC LOGO]                        250,000 customers in research
                                                and clinical laboratories

[PHYSICIAN SALES & SERVICE, INC. LOGO]          100,000 physician offices


[DIAGNOSTIC IMAGING INC. LOGO]                  45,000 sites


[GULF SOUTH MEDICAL SUPPLY LOGO]                14,000 long term care facilities

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[FISHER SCIENTIFIC                      23
INTERNATIONAL INC. LOGO]

BROAD CUSTOMER BASE
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
Amerinet                         Baylor College Med.             Bayer Corporation           Beverly Enterprises
Tenet BuyPower                   Government Services Admin       Biogen                      Mariner Post Acute Network
Consorta                         John Hopkins University         Chiron                      Vencor
EquipMD/Lynx                     National Institutes of Health   Dana Farber Cancer Inst.
Howard Hughes Medical Center     Stanford University             Dow Chemical
Integrated Health Srv.           University of Michigan          Eli Lilly                   Archer-Daniels Midland
Insource                         University of Pennsylvania      Genetics Institute          Kraft
Novation                         University of Wisconsin         Hoechst                     Rohm & Haas
Mayo Foundation                                                  Human Genome Sciences       Union Carbide
Premier                                                          Merck & Co.
Quest                                                            Novartis
                                                                 Schering-Plough
                                                                     AstraZeneca

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[FISHER SCIENTIFIC                      24
INTERNATIONAL INC. LOGO]

                               LEADING E-COMMERCE
                                SOLUTION PROVIDER




[FISHER SCIENTIFIC                      25
INTERNATIONAL INC. LOGO]

   E-COMMERCE LEADERSHIP
   30 YEARS OF INNOVATION
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     *    1967 - Pioneer of E-Commerce Solutions

     *    1997 - First Web-Enabled Catalog/Full E-Commerce System

     *    1999 - Fishersci.com, ProcureNet Spin-off

     *    1999 - Web Enabled Sales Force

     *    2000 - Formed Alchematrix

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[FISHER SCIENTIFIC                      26
INTERNATIONAL INC. LOGO]

   ALCHEMATRIX
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     *    First Mover in Scientific Industry

     *    $175+ M Revenue Run Rate

     *    Domain Expertise in Multiple Verticals

     *    "Bricks and Clicks" Advantage

     *    Global Presence

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[FISHER SCIENTIFIC                      27
INTERNATIONAL INC. LOGO]

VERTICAL ROLL-OUT STRATEGY  ($ IN MILLIONS)
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
                           Market           Company          E-Commerce
Domain Expertise            Size             Sales         Annualized Sales
----------------           ------           -------        ----------------

Research Labs              $20,000          $1,700              $110

Clinical Labs              $ 7,500          $  700              $ 20

Physician Office           $ 4,400          $  700              $ 10

Long Term Care             $ 2,500          $  400              $ 25

Safety                     $ 7,000          $  150              $ 10

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[FISHER SCIENTIFIC                      28
INTERNATIONAL INC. LOGO]

REGISTERED USER GROWTH
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                                  [BAR CHART]




Note: Excludes PSS' Registered Users
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[FISHER SCIENTIFIC                      29
INTERNATIONAL INC. LOGO]

   OTHER E-COMMERCE INITIATIVES
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     *    ProcureNet - B2G E-Commerce

     *    New Healthcare Exchange

     *    Science Education



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[FISHER SCIENTIFIC                      30
INTERNATIONAL INC. LOGO]

UNMATCHED PRODUCTS & SERVICES

80% Recurring Products & Services
================================================================================











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[FISHER SCIENTIFIC                      31
INTERNATIONAL INC. LOGO]

WORLDWIDE LOGISTICS AND TECHNOLOGY
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CUSTOMERS IN 145 COUNTRIES






[ ]   Operations        [ ]   Distributors              [ ]   Export Countries

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[FISHER SCIENTIFIC                      32
INTERNATIONAL INC. LOGO]

END-TO-END LOGISTICS / SERVICE
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                                        *  Thousands of Suppliers

                                        *  135 Worldwide Facilities

                                        *  Technology Based Logistics Management

                                        *  1,300 Vehicle Dedicated Fleet

                                        *  1,000 Instrument Service Reps



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[FISHER SCIENTIFIC                      33
INTERNATIONAL INC. LOGO]

SOURCING EXPERTISE
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     *    Wide Range of Supplier Relationships
          -    Exclusive
          -    Non-Exclusive

     *    Self-Manufactured Products

     *    Branded / Private Label Products

     *    Global Capabilities



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[FISHER SCIENTIFIC                      34
INTERNATIONAL INC. LOGO]

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                                   FINANCIALS




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[FISHER SCIENTIFIC                      35
INTERNATIONAL INC. LOGO]

FISHER - STRONG FINANCIAL RESULTS  ($ IN MILLIONS)
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          15% CAGR IN SALES                       24% CAGR IN EBITDA


            [BAR CHART]                              [BAR CHART]




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[FISHER SCIENTIFIC                      36
INTERNATIONAL INC. LOGO]

FISHER - IMPROVING GROSS MARGINS
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                                  [LINE CHART]





Excludes restructuring and non-recurring expenses
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[FISHER SCIENTIFIC                      37
INTERNATIONAL INC. LOGO]

FISHER - REDUCED WORKING CAPITAL INVESTMENT
================================================================================


            INVESTMENT                              PERCENT OF SALES
         ($ in Millions)




           [LINE CHART]                               [LINE CHART]

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[FISHER SCIENTIFIC                      38
INTERNATIONAL INC. LOGO]

PSS - HISTORICAL FINANCIAL SUMMARY
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

                                       Year Ended March 31,
                             1998             1999             2000
                             ----             ----             ----
Sales                      $1,382           $1,565            $1,794

Gross Margin %               26.5%            27.0%             26.3%

EBITDA                     $   79           $  110            $   96



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[FISHER SCIENTIFIC                      39
INTERNATIONAL INC. LOGO]

PROJECTIONS
================================================================================
($ billions, except per share amounts)

                                                                       CAGR
                       1999     2000E     2001E     2002E     2003E   (00-03)
                       ----     -----     -----     -----     -----   -------
Revenue               $4.23     $4.50     $4.83     $5.15     $5.45      7%

EBITDA - Fisher         .23       .23       .24       .26       .28      7%
       -  PSS           ---       ---       .11       .13       .15     16%
       -  Total         .23       .23       .35       .39       .43     10%

Cash EPS              $ .84     $1.11     $1.75     $2.13     $2.56     32%



Note:  Goodwill Amortization Represents $0.54 Per Share.
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[FISHER SCIENTIFIC                      40
INTERNATIONAL INC. LOGO]

PSS EBITDA RECONCILIATION
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($ millions)

Reported EBITDA                                         $ 65
One-time Charges (Excluding Vendor effects)               31
                                                        ----
Adjusted 2000 EBITDA                                    $ 96


Operating Synergies                                     $ 10
Recovery in Abbott/Trex and Core Business Growth           4
                                                        ----
2001 Estimated EBITDA                                   $110


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[FISHER SCIENTIFIC                      41
INTERNATIONAL INC. LOGO]

SUMMARY
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     *    Leading Supplier to Healthcare and Research

     *    E-Commerce Leadership and Growth

     *    Accretive Year 1

     *    32% Cash EPS CAGR (3 Years)

     *    Strong Management Team / Established Track Record


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[FISHER SCIENTIFIC                      42
INTERNATIONAL INC. LOGO]